UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54403/September 5, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12375

In the Matter of	:
	:
HANCOCK HOLDINGS, INC.,	:
IMAGE WORLD MEDIA, INC.,	:
IRVING CAPITAL CORP.,	: ORDER MAKING FINDINGS AND
MADISON HOLDINGS, INC.,	: REVOKING REGISTRATIONS
ORION TECHNOLOGIES, INC.,	: BY DEFAULT
PARC CAPITAL CORP., and	:
SOLOMON ALLIANCE GROUP, INC.	:

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 25, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents Hancock Holdings, Inc. (Hancock), Madison Holdings, Inc. (Madison), Parc Capital Corp. (Parc), and Orion Technologies, Inc. (Orion), were personally served with the OIP on July 26, 2006, and Respondent Solomon Alliance Group, Inc. (Solomon), was personally served on July 27, 2006. Irving Capital Corp. (Irving) was served with the OIP pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice on July 29, 2006. Image World Media, Inc.'s (Image World), registered agent was personally served with the OIP on August 9, 2006. The OIP was also sent to Image World by U.S. Postal Service Express Mail at the Singapore address listed in its most recent Commission filing. 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers to the OIP were due ten days after service. 17 C.F.R. § 201.220(b); OIP at 4.

        On August 21, 2006, the Division of Enforcement (Division) filed motions for default against all Respondents for failing to file Answers within the time prescribed. The Division requested that each class of Respondents' registered securities be revoked. As of today, no Respondent has filed an Answer to the OIP, nor have any Respondents filed an opposition to the Division's motion for default.

        Accordingly, each Respondent is in default for failing to file an Answer to the OIP and for failing to respond to a dispositive motion within the time provided. 17 C.F.R. §§ 201.155(a), .220(f). Pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Hancock (CIK No. 1098970) is a void Delaware shell corporation located in Washington, D.C., with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). During June 2000, Hancock changed its name to Transaction Verification Systems, Inc., with the Delaware Secretary of State, although as of July 17, 2006, the company had not yet changed its name in the Commission's records. Hancock is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1999, which reported assets of $701. On February 22, 2000, Hancock became a wholly owned subsidiary of Respondent Orion.

Image World (CIK No. 1089124) is a noncompliant Colorado shell corporation located in Singapore with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported assets of $1,666 and a net loss of $14,981 for the prior nine months. Image World's stock (symbol "IWMI") is traded on the over-the-counter markets.

Irving (CIK No. 1111747) is a void Delaware shell corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2001, which reported assets of $545. The company's stock is not publicly traded.

Madison (CIK No. 1098966), a void Delaware shell corporation with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g), is a wholly owned subsidiary of Respondent Solomon. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1999, which reported assets of $701. The company's stock is not publicly traded.

Orion (CIK No. 1047174) is a defaulted Nevada corporation located in Washington, D.C., with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On February 22, 2000, the company acquired all of the issued and outstanding capital stock of Respondent Hancock. Orion is delinquent in its periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $1,171,426 for the prior nine months. Orion's stock (symbol "ORTG") is traded on the over-the-counter markets.

Parc (CIK No. 1100189) is a void Delaware shell corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2001, which reported assets of $370. The company's stock is not publicly traded.

Solomon (CIK No. 1054730) is a dissolved Arizona corporation located in Alpharetta, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On March 16, 2000, Solomon acquired all of the issued and outstanding stock of Respondent Madison. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $776,008 for the prior nine months. Solomon's stock (symbol "SAGE") was quoted on the Pink Sheets on an unsolicited basis by two market makers as of July 17, 2006, and had an average daily trading volume of 9,699 shares during the year ended July 17, 2006.

In addition, each Respondent either failed to cure its delinquencies after being sent letters by the Division of Corporation Finance requesting compliance with its periodic filing obligations, or did not receive such letters because of its failure to maintain a current address on file with the Commission as required by Commission rules.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

By failing to file required periodic reports while their securities were registered with the Commission, Respondents have violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of the securities of each Respondent.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Hancock Holdings, Inc., Image World Media, Inc., Irving Capital Corp., Madison Holdings, Inc., Orion Technologies, Inc., Parc Capital Corp., and Solomon Alliance Group, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge